UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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SCHEDULE 13D

Under the Securities Act of 1934
(Amendment No. 18)*

BERKSHIRE BANCORP INC.
(Name of Issuer)

COMMON STOCK, $.10 PAR VALUE
(Title of Class of Securities)

084597-10-3
(CUSIP Number)

Emanuel J. Adler Blank Rome LLP 405 Lexington Avenue New York, New York 10174 (212) 885-5000
(Name, Address and Telephone Number of Person Authorized to receive Notice and Communications)

April 4, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 084597-10-3

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

MOSES MARX
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒
(b) ☐
3	SEC Use Only

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES
	7	SOLE VOTING POWER

		3,842,419
Number of	8	SHARED VOTING POWER
Shares
Beneficially		-0-
Owned by	9	SOLE DISPOSITIVE POWER
Each Reporting
Person With		3,842,419
	10	SHARED DISPOSITIVE POWER

		-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,842,419
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

54.5%
14	TYPE OF REPORTING PERSON (See Instructions)

IN

CUSIP NO. 084597-10-3

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

MOMAR CORPORATION
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒
(b) ☐
3	SEC Use Only

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

MARYLAND
	7	SOLE VOTING POWER

		285,000
Number of	8	SHARED VOTING POWER
Shares
Beneficially		-0-
Owned by	9	SOLE DISPOSITIVE POWER
Each Reporting
Person With		285,000
	10	SHARED DISPOSITIVE POWER

		-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

285,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.0%
14	TYPE OF REPORTING PERSON (See Instructions)

CO

CUSIP NO. 084597-10-3

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

TERUMAH FOUNDATION, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒
(b) ☐
3	SEC Use Only

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

NEW YORK
	7	SOLE VOTING POWER

		386,163
Number of	8	SHARED VOTING POWER
Shares
Beneficially		-0-
Owned by	9	SOLE DISPOSITIVE POWER
Each Reporting
Person With		386,163
	10	SHARED DISPOSITIVE POWER

		-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

386,163
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.5%
14	TYPE OF REPORTING PERSON (See Instructions)

CO

Item 2. Identity and Background.

(a) This Amendment No. 18 amends and supplements the Schedule 13D, as amended and supplemented by Amendments Nos. 1 through 17, inclusive (the "Schedule 13D"), of Moses Marx, an individual, and Momar Corporation, a Maryland corporation ("Momar"), with respect to the Common Stock, $.10 par value ("Common Stock") of Berkshire Bancorp Inc., a Delaware corporation (the "Company"), formerly known as Cooper Life Sciences, Inc. Except as amended hereby, there has been no change in the information contained in the Schedule 13D. Pursuant to Rule 13d-1(f)(1) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), this Schedule 13D is being filed by Mr. Marx, Momar and Terumah Foundation, Inc., a New York not-for-profit corporation (the "Foundation"). The individual and entities hereinabove set forth (collectively, the "Reporting Persons") are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13d(d)(3) of the Exchange Act. Information regarding Mr. Marx, Momar and the Foundation in response to Item 2 of Schedule 13D has been previously submitted in prior filings of this Schedule 13D.

Item 3. Source and Amount of Funds or other Consideration.

The source and amount of the funds used by Mr. Marx to purchase the shares of Common Stock reported in Item 5(c) are personal funds in the aggregate amount of $1,306,973.00.

Item 5. Interest in Securities of the Issuer.

(a) - (b)

According to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2007, there were 7,054,183 shares of Common Stock outstanding on March 24, 2008.

As of the date of this Amendment No. 18 Moses Marx beneficially owned 3,842,419 shares of Common Stock, representing 54.5% (calculated in accordance with the instructions to Schedule 13D) of the issued and outstanding shares of the Common Stock. Said securities consist of (i) 3,171,256 shares owned directly by Mr. Marx; (ii) 285,000 shares owned of record by Momar; and (iii) 386,163 shares owned of record by the Foundation. With respect to the shares described in clauses (ii) and (iii), Mr. Marx may be deemed to be a beneficial owner of such shares by virtue of his being the only person (in the case of the Foundation, by voting together with his wife, Marga Marx, who together constitute a majority of the votes on the Foundation’s Board of Directors) in a position to determine the investment and voting decisions of Momar and the Foundation, respectively, with respect to such shares.

The foregoing does not include any of the 162,184 shares owned by Eva and Esther, L.P., of which Mr. Marx has a 23.0% limited partnership interest and of which Mr. Marx’s daughters and their husbands are the general partners.

(c) During the last 60 days, Mr. Marx made the following purchases of shares of Common Stock in open market transactions on the NASDAQ Global Market:

Date	Number of Shares Purchased	Price Per Share
03/13/2008	54,894	$14.75
03/13/2008	15,000	$14.7499
04/04/2008	19,717	$14.00

(d) Each of the Reporting Persons affirms that no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by the Reporting Persons.

(e) It is inapplicable for the purposes hereof to state the date on which the Reporting Persons ceased to be the owners of more than five percent of the Common Stock.

SIGNATURE

After reasonable inquiry, and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: April 9, 2008

	By:	/s/ Moses Marx
MOSES MARX

MOMAR CORPORATION

By:	/s/ Moses Marx
Name: Moses Marx
Title: President

TERUMAH FOUNDATION, INC.

By:	/s/ Philippe D. Katz
Name: Philippe D. Katz
Title: Secretary